ANNEX 1 – SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update – Routine announcements from
23 August to 30 September 2010

DATE	DETAILS

24 September 2010	Two separate Debt repurchases for cancellation:
-£17.5 million of the 5.50 per cent. Instruments due July 2013; -AND £13.6 million of the 5.25 per cent. Instruments due June 2011.

21 September 2010	Voting rights and capital (transfer of shares from Treasury)

8 September 2010	Directors Interests-Share Incentive Plan-monthly update

1 September 2010	Voting Rights and Capital (end August issued capital confirmed)

31 August 2010	Notification of Major Interests – Blackrock under 5%

23 August 2010	Voting rights and capital (transfer of shares from Treasury)